Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Diversified Property Fund Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-162636) on Form S-3 of Dividend Capital Diversified Property Fund Inc. of our reports dated March 19, 2013, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, which reports appear in the December 31, 2012 annual report on Form 10-K of Dividend Capital Diversified Property Fund Inc.

/s/ KPMG LLP

Denver, Colorado

March 19, 2013